Mail Stop 6010

April 11, 2007

Jinsheng Ren
Chairman of the Board and Chief Executive Officer
Simcere Pharmaceutical Group
No. 12 Hua Yuan Road
Nanjing
Jiangsu Province 210042
People's Republic of China

Re:     **Simcere Pharmaceutical Group**
        **Amendment No. 1 to Form F-1 Registration Statement**
        **File No. 333-141539**

Dear Mr. Ren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Consolidated Financial Data

Recent Developments, page 54

1.  Please refer to prior comment 2. We note that you have re-characterized the amounts shown in the section, Recent Developments, as estimates rather than projections. Given the significant increase in revenues, income from operations and net income that you estimate for the quarter ended March 31, 2007, we continue to believe that investors would benefit from an explanation and quantification of the factors underlying this

apparent improvement in operating results. Please expand your disclosure to explain and quantify the events, transactions and trends implicit in "operating conditions prevailing in March 2007" that you estimate will improve your operating results for the quarter ending March 31, 2007 as compared to prior periods. Include a description of the significant components of revenues and expenses that would allow investors to better understand your operations and trends and uncertainties that you expect will have a material favorable or unfavorable impact in 2007.  Provide sufficient discussion to allow investors to ascertain the likelihood that your past performance is indicative of future performance.

*       *       *       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman at 202-551-3660 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Jinsheng Ren
Simcere Pharmaceutical Group
April 11, 2007
Page 3


Cc:     Leiming Chen, Esq.
        Simpson Thatcher & Bartlett LLP
        35th Floor – ICBC Tower
        Three Garden Road
        Central, Hong Kong